UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                  _____________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                                (Amendment No. 2)

                                Panavision Inc.
                                ---------------
                                (Name of issuer)

                    Common Shares, par value $.01 per share
                    ---------------------------------------
                         (Title of class of securities)

                                   69830E209
                                   ---------
                                 (CUSIP number)

                             Barry F. Schwartz, Esq.
                        MacAndrews & Forbes Holdings Inc.
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 16, 2004
                                ----------------
                          (Date of event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




--------------------------------------------------------------------------------

CUSIP No. 69830E209                   13D                      Page 2 of 8 Pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Mafco Holdings Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]

                                                                      (b)  [ ]
--------------------------------------------------------------------------------

3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
             7      SOLE VOTING POWER

   NUMBER           0
 OF SHARES   -------------------------------------------------------------------
BENEFICIALLY 8      SHARED VOTING POWER
  OWNED BY
    EACH             7,520,225
  REPORTING  -------------------------------------------------------------------
   PERSON     9      SOLE DISPOSITIVE POWER
    WITH
                    0
             -------------------------------------------------------------------
             10     SHARED DISPOSITIVE POWER

                    7,520,225
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,520,225
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           83.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

CUSIP No. 69830E209                   13D                     Page 3 of 8 Pages

-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              PX Holding Corporation
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]

                                                                      (b)  [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
              7      SOLE VOTING POWER

                     0
   NUMBER    ------------------------------------------------------------------
 OF SHARES    8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY            7,320,225
   EACH      ------------------------------------------------------------------
REPORTING     9      SOLE DISPOSITIVE POWER
  PERSON
  WITH               0
             ------------------------------------------------------------------
             10     SHARED DISPOSITIVE POWER

                    7,320,225
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,320,225
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         83.5%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                  This Statement amends and supplements the Statement on
Schedule 13D, dated December 9, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D, dated April 1, 2003 ("Amendment No. 1"), filed by Mafco Holdings Inc., a Delaware corporation ("Mafco"), and PX Holding Corporation, a Delaware corporation ("PX Holding") and a wholly owned subsidiary of Mafco, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 is hereby amended by adding the following:

                  (a) - (b) As of November 14, 2003, based upon information contained in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003, there were 8,769,919 outstanding shares of Common Stock (net of shares held in the Company's treasury). PX Holding has beneficial ownership of 7,320,225 shares of Common Stock, representing approximately 83.5% of the Common Stock outstanding. Mafco may be deemed to share beneficial ownership of such 7,320,225 shares of Common Stock and the 200,000 shares of Common Stock deemed beneficially owned by Mr. Perelman as a result of his holding an option to acquire such shares exercisable within 60 days of the date hereof (for an aggregate of 7,520,225 shares of Common Stock, representing approximately 83.8% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission) by virtue of its ownership of 100% of the common stock of PX Holding and Mr. Perelman's 100% ownership of Mafco's common stock. Howard Gittis, Director and Vice Chairman of Mafco, has beneficial ownership of 118,000 shares of Common Stock, representing approximately 1.3% of the Common Stock outstanding.

                  In addition, PX Holding has beneficial ownership of 215,274 shares of Series D Cumulative Pay-In-Kind Preferred Stock, par value $.01 per share (the "Series D Preferred Stock"), of the Company, which are non-voting, and 1,381,690 shares of Series E Non-Cumulative Perpetual Participating Preferred Stock, par value $.01 per share (the "Series E Preferred Stock", and, together with the Series D Preferred Stock, the "New Preferred Stock"), of the Company, having one vote per share. As a result, PX Holding beneficially owns 8,701,915 shares of voting stock, representing approximately 85.7% of the voting stock of the Company outstanding. Mafco may be deemed to share beneficial ownership of 8,901,915 shares of voting stock, representing approximately 86.0% of the voting stock of the Company outstanding or deemed outstanding under the rules of Securities and Exchange Commission, by virtue of its ownership of 100% of the common stock of PX Holding. PX Holding no longer holds any shares of Series A Non-Cumulative Perpetual Participating Preferred Stock, par value $.01 per share (the "Series A Preferred Stock") or Series C Cumulative Pay-In-Kind Preferred Stock, par value $.01 per share, of the Company (the "Series C Preferred Stock"), all outstanding shares of which were exchanged for Series E Preferred Stock and Series D Preferred Stock, respectively, as described below.

                  (c) Other than as described in this Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Item 6 is hereby amended by adding the following:

                  Pursuant to a letter agreement (the "Letter Agreement"), dated as of January 16, 2004, between Mafco, MacAndrews & Forbes Holdings Inc., a Delaware corporation ("Holdings") and a wholly owned subsidiary of Mafco, PX Holding, and the Company:

                  (i) the Company issued to PX Holding, and PX Holding acquired, 215,274 shares of Series D Preferred Stock in exchange for:

                           (a) 159,644 shares of Series C Preferred Stock, on which, as of January 16, 2004, there was approximately $13,231,082.18 of accrued and unpaid dividends;

                           (b) $23,000,000 in cash;

                           (c) the retirement of all amounts due and owing by, and release of all liabilities of, the Company to Holdings (such amount, as of January 16, 2004, being approximately $10,180,930.07 (which amount included principal and accrued and unpaid interest)) under, and the termination of, the Amended and Restated Line of Credit Agreement, dated as of August 13, 2003, between Holdings and the Company;

                           (d) 33.3 shares of common stock, no par value, of PANY Rental Inc., a New York corporation ("PANY Rental"), having a fair market value of $700,000;

                           (e) the retirement of all amounts due and owing by, and release of all liabilities of, PANY Rental to PX Holding (such amount, as of January 16, 2004, being approximately $713,692.87 (which amount included principal and accrued and unpaid interest)) under, and the termination of, the promissory note originally in the principal amount of $900,000 and, as of January 16, 2004, in the principal amount of $630,779.80, dated as of May 31, 1994, issued by PANY Rental to Silo Capital Corp. and subsequently acquired by PX Holding, on which, as of January 16, 2004, there was approximately $82,913.07 of accrued and unpaid interest; and

                           (f) the retirement of all amounts due and owing by, and release of all liabilities of, the Company to Mafco (such amount, as of January 16, 2004, being approximately $7,804,479.02 (which amount included principal and accrued and unpaid interest)) under, and the termination of, the promissory note in the principal amount of $6,700,000, dated as of July 1, 2002, issued by the Company to M & F Worldwide Corp. and subsequently acquired by Mafco, on which, as of January 16, 2004, there was approximately $1,104,479.02 of accrued and unpaid interest; and

                  (ii) the Company issued to PX Holding, and PX Holding acquired, 1,381,690 shares of Series E Preferred Stock, in exchange for 1,381,690 shares of Series A Preferred Stock.

                  The Series D Preferred Stock has the powers, preferences and rights set forth in the Certificate of Designations, Powers, Preferences and Rights of the Series D Preferred Stock (the "Series D Certificate of Designations") and the Series E Preferred Stock has the powers, preferences and rights set forth in the Certificate of Designations, Powers, Preferences and Rights of the Series E Preferred Stock (the "Series E Certificate of Designations" and, together with the Series D Certificate of Designations, the "New Certificates of Designations"), each filed by the Company with the Secretary of State of the State of Delaware on January 16, 2004. Pursuant to the Letter Agreement, the New Preferred Stock constitutes Registrable Securities for purposes of the Registration Rights Agreement, dated as of December 3, 2002, between the Company and PX Holding.

                  A copy of the Letter Agreement is attached hereto as Exhibit 1-3 and copies of the Series D Certificate of Designations and Series E Certificate of Designations are attached hereto as Exhibits 1-4 and 1-5, respectively. The descriptions of the Letter Agreement and the New Certificates of Designations are qualified in their entirety by reference to the Letter Agreement and the New Certificates of Designations, respectively.

Item 7.  Material to be Filed as Exhibits.

                 Exhibit 1-3 Letter Agreement, dated as of January 16, 2004, by and between Mafco Holdings Inc., MacAndrews & Forbes Holdings Inc., PX Holding Corporation and Panavision Inc.

                 Exhibit 1-4 Certificate of the Designations, Powers, Preferences and Rights of Series D Cumulative Pay-In-Kind Preferred Stock of Panavision Inc.

                 Exhibit 1-5 Certificate of the Designations, Powers, Preferences and Rights of Series E Non-Cumulative Perpetual Participating Preferred Stock of Panavision Inc.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: January 21, 2004


                             Mafco Holdings Inc.
                             PX Holding Corporation


                            By: /s/ Barry F. Schwartz
                                ---------------------
                            Name: Barry F. Schwartz
                            Title:   Executive Vice President and General
                                     Counsel

                                  EXHIBIT INDEX


   Exhibit
   -------


Exhibit 1-3 Letter Agreement, dated as of January 16, 2004, by and between Mafco Holdings Inc., MacAndrews & Forbes Holdings Inc., PX Holding Corporation and Panavision Inc.

Exhibit 1-4 Certificate of the Designations, Powers, Preferences and Rights of Series D Cumulative Pay-In-Kind Preferred Stock of Panavision Inc.

Exhibit 1-5 Certificate of the Designations, Powers, Preferences and Rights of Series E Non-Cumulative Perpetual Participating Preferred Stock of Panavision Inc.